FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction in Own Shares”, dated 1 June 2011.

2.	Press release entitled, “Health Canada approves Brilinta”, dated 1 June 2011.

3.	Press release entitled, “Total Voting Rights”, dated 1 June 2011

4.	Press release entitled, “Transaction in Own Shares”, dated 2 June 2011

5.	Press release entitled, “Transaction in Own Shares”, dated 3 June 2011

6.	Press release entitled, “Transaction in Own Shares”, dated 6 June 2011

7.	Press release entitled, “Transaction in Own Shares”, dated 7 June 2011

8.	Press release entitled, “Transaction in Own Shares”, dated 8 June 2011

9.	Press release entitled, “Transaction in Own Shares”, dated 9 June 2011

10.	Press release entitled, “Transaction in Own Shares”, dated 10 June 2011

11.	Press release entitled, “Transaction in Own Shares”, dated 13 June 2011

12.	Press release entitled, “Transaction in Own Shares”, dated 14 June 2011

13.	Press release entitled, “Transaction in Own Shares”, dated 15 June 2011

14.	Press release entitled, “Director/PDMR Shareholding” , dated 15 June 2011

15.	Press release entitled, “Transaction in Own Shares”, dated 16 June 2011

16.	Press release entitled, “Transaction in Own Shares”, dated 17 June 2011

17.	Press release entitled, “Transaction in Own Shares”, dated 20 June 2011

18.	Press release entitled, “Transaction in Own Shares”, dated 21 June 2011

19.	Press release entitled, “Transaction in Own Shares”, dated 22 June 2011

20.	Press release entitled, “Sells Astra Tech to Dentsply International”, dated 22 June 2011

21.	Press release entitled, “Transaction in Own Shares”, dated 23 June 2011

22.	Press release entitled, “Transaction in Own Shares”, dated 24 June 2011

23.	Press release entitled, “Transaction in Own Shares”, dated 27 June 2011

24.	Press release entitled, “ Announce Phase 3 study with BMS on Dapagliflozin” dated 27 June 2011

25.	Press release entitled, “Transaction in Own Shares”, dated 28 June 2011

26.	Press release entitled, “Transaction in Own Shares”, dated 29 June 2011

27.	Press release entitled, “Transaction in Own Shares”, dated 30 June 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 July 2011	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

ITEM 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 May 2011, it purchased for cancellation 440,431 ordinary shares of AstraZeneca PLC at a price of 3177 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,378,708,472.

A C N Kemp
Company Secretary
1 June 2011

ITEM 2

HEALTH CANADA APPROVES BRILINTA
(TICAGRELOR TABLETS)

AstraZeneca today announced that Health Canada has approved BRILINTA (ticagrelor tablets) for the secondary prevention of atherothrombotic events in patients with Acute Coronary Syndromes (ACS).

It is estimated that approximately 122,000 Canadians have an ACS event every year. Data suggests that up to 15 percent of patients with ACS die within one year of their cardiovascular event.

With the approval in Canada, BRILINTA has now been approved in 33 countries, including in the European Union under the trade name BRILIQUE and in Brazil, Malaysia, and Macau under the trade name BRILINTA. The product is currently under regulatory review in 42 countries, including the United States, Russia, India, and China.

The approval of BRILINTA in Canada is supported by data from the PLATO (A Study of PLATelet Inhibition and Patient Outcomes) study which established the superiority of ticagrelor with aspirin over clopidogrel with aspirin for the prevention of another cardiovascular event in hospitalised ACS patients.

Like all medicines, BRILINTA can cause side effects, although not every patient will experience them. The most common adverse events reported by patients on BRILINTA include an increase in bleeding (such as nosebleeds), shortness of breath and headache.

NOTES TO EDITORS:
The decision by Health Canada to approve BRILINTA is an independent regulatory authorisation of the product and has no bearing on the ongoing reviews of BRILINTA in other markets.

About BRILINTA (ticagrelor tablets)
BRILINTA is an oral antiplatelet treatment for acute coronary syndrome (ACS) in a new chemical class called cyclopentyltriazolopyrimidines (CPTPs). BRILINTA works by preventing the formation of new blood clots and maintaining blood flow in the body to help reduce a patient’s risk of another cardiovascular event (called atherothrombotic events) such as a heart attack or cardiovascular death. BRILINTA is the first reversibly-binding oral adenosine diphosphate (ADP) receptor antagonist.

In Canada, BRILINTA, co-administered with aspirin, is indicated for the secondary prevention of atherothrombotic events in a broad ACS population. Specifically, BRILINTA is indicated for use in patients who are diagnosed with unstable angina (UA) or who experience a heart attack [either non-ST-elevation myocardial infarction (NSTEMI) or ST-elevation myocardial infarction (STEMI)]. BRILINTA is indicated for use in these patients whether they are to be managed with medical therapy alone or via an invasive procedure [percutaneous coronary intervention (PCI) and/or coronary artery by-pass graft (CABG)]. BRILINTA is recommended to be co-administered with a low maintenance dose of aspirin (75-150 mg).

BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

About the PLATO study

PLATO was a large, international (18,624 patients in 43 countries), head-to-head patient outcomes study of ticagrelor versus clopidogrel, designed to establish whether ticagrelor could achieve clinically meaningful cardiovascular and safety end points in ACS patients, above and beyond those afforded by clopidogrel.

The study demonstrated that treatment with BRILINTA with aspirin led to a greater reduction in the primary endpoint [a composite of death from vascular causes, heart attack (myocardial infarction or MI), or stroke] compared to patients who received clopidogrel with aspirin (9.8% vs. 11.7% at 12 months; 16% relative risk reduction (RRR); 95% CI, 0.77 to 0.92; p<0.001). The study also demonstrated that treatment with BRILINTA with aspirin for 12 months was associated with a 21 percent RRR in cardiovascular death (3.8% vs. 4.8%; p<0.002) compared to clopidogrel with aspirin at 12 months.

As with all oral antiplatelet medications, the use of BRILINTA can increase the risk of bleeding. In PLATO, there was no difference in overall major bleeding (11.6% vs. 11.2%, p=0.43) or in fatal/life-threatening bleeding episodes (5.8% vs. 5.8%, p = 0.70) between patients treated with BRILINTA with aspirin compared to those treated with clopidogrel with aspirin. However, non-CABG major and non-procedural major bleeding was more common with BRILINTA vs. clopidogrel (4.5% vs. 3.8%, p=0.03 and 3.1% vs. 2.3%, p=0.06, respectively).

401 ACS patients from Canada participated in the PLATO study.

About Acute Coronary Syndromes (ACS)
ACS is an umbrella term for conditions that result from insufficient blood supply to the heart muscle. These conditions range from unstable angina (severe chest pain at rest that threatens a heart attack) to heart attack.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS
Media Enquiries Global
Donna Huang	+1 302 885 6396	mob: +1 302 650 7905 (US)
Laurie Casaday	+1 302 885 2699	mob: +1 302 290 2624 (US)

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

1st June 2011

Ends

ITEM 3

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 May 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,378,912,023 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,378,912,023.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 June 2011

ITEM 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 June 2011, it purchased for cancellation 685,119 ordinary shares of AstraZeneca PLC at a price of 3184 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,378,226,904.

A C N Kemp
Company Secretary
2 June 2011

ITEM 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 June 2011, it purchased for cancellation 937,037 ordinary shares of AstraZeneca PLC at a price of 3145 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,377,354,595.

A C N Kemp
Company Secretary
3 June 2011

ITEM 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 June 2011, it purchased for cancellation 487,676 ordinary shares of AstraZeneca PLC at a price of 3124 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,376,917,302.

A C N Kemp
Company Secretary
6 June 2011

ITEM 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 June 2011, it purchased for cancellation 237,012 ordinary shares of AstraZeneca PLC at a price of 3143 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,376,703,259.

A C N Kemp
Company Secretary
7 June 2011

ITEM 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 June 2011, it purchased for cancellation 195,627 ordinary shares of AstraZeneca PLC at a price of 3174 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,376,546,436.

A C N Kemp
Company Secretary
8 June 2011

ITEM 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 June 2011, it purchased for cancellation 805,079 ordinary shares of AstraZeneca PLC at a price of 3185 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,375,801,329.

A C N Kemp
Company Secretary
9 June 2011

ITEM 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 June 2011, it purchased for cancellation 285,717 ordinary shares of AstraZeneca PLC at a price of 3170 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,375,549,413.

A C N Kemp
Company Secretary
10 June 2011

ITEM 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 June 2011, it purchased for cancellation 737,889 ordinary shares of AstraZeneca PLC at a price of 3128 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,374,860,439.

A C N Kemp
Company Secretary
13 June 2011

ITEM 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 June 2011, it purchased for cancellation 408,994 ordinary shares of AstraZeneca PLC at a price of 3092 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,374,468,128.

A C N Kemp
Company Secretary
14 June 2011

ITEM 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,672 ordinary shares of AstraZeneca PLC at a price of 3126 pence per share on 14 June 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,374,363,862.

A C N Kemp
Company Secretary
15 June 2011

ITEM 14

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 8 June 2011, Mr John Varley, a Director of the Company, notified us that, on 8 June 2011, he purchased 450 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 3206 pence per share.

Following this purchase, Mr Varley has a total interest in 1,744 shares, which represents approximately 0.0001% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
15 June 2011

ITEM 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 June 2011, it purchased for cancellation 738,708 ordinary shares of AstraZeneca PLC at a price of 3106 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,373,636,570.

A C N Kemp
Company Secretary
16 June 2011

ITEM 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 June 2011, it purchased for cancellation 741,445 ordinary shares of AstraZeneca PLC at a price of 3046 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,372,909,624.

A C N Kemp
Company Secretary
17 June 2011

ITEM 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 June 2011, it purchased for cancellation 741,449 ordinary shares of AstraZeneca PLC at a price of 3040 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,372,170,657.

A C N Kemp
Company Secretary
20 June 2011

ITEM 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2011, it purchased for cancellation 741,857 ordinary shares of AstraZeneca PLC at a price of 3029 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,371,458,802.

A C N Kemp
Company Secretary
21 June 2011

ITEM 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 June 2011, it purchased for cancellation 741,849 ordinary shares of AstraZeneca PLC at a price of 3031 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,370,746,820.

A C N Kemp
Company Secretary
22 June 2011

ITEM 20

ASTRAZENECA TO SELL ASTRA TECH BUSINESS
TO DENTSPLY INTERNATIONAL INC

AstraZeneca today announced that it has agreed to sell its Astra Tech business to DENTSPLY for approximately $1.8 billion in cash.

Astra Tech, headquartered in Mölndal, Sweden, has two main business divisions: a dental division, which is engaged in the research, development, manufacturing and marketing of dental implants, and a healthcare division, a business focused on medical devices for use primarily in urology and surgery.  In 2010, Astra Tech recorded worldwide revenue of $535 million and normalised EBITDA of $105 million, with net assets valued at approximately $0.3 billion at May 2011 rates of exchange.

The transaction is anticipated to be completed during the second half of 2011, subject to receipt of relevant regulatory clearances. Upon closing, a gain will be recorded as “other operating income” in the AstraZeneca profit and loss account.  The gain will be considered a “significant item” to be excluded from Core financial measures.  As a result, there will be no impact on the Company’s full year 2011 guidance for Core earnings per share.

David Brennan, Chief Executive Officer, AstraZeneca said: “Following a comprehensive strategic review, we believe this transaction represents an excellent outcome for AstraZeneca shareholders.  The high degree of interest and the competitive nature of this process is evidence of the value that the employees of Astra Tech have built in the marketplace.  I want to thank them for their contribution and believe they are well placed to build upon this successful foundation under DENTSPLY’s ownership.”

NOTES TO EDITORS
About Astra Tech
Astra Tech AB, a company in the AstraZeneca group, is a global leader in dental and healthcare (urological and surgical) products, services and support. An innovation-driven company since its foundation in 1948, Astra Tech has continually developed market-leading solutions to meet healthcare needs based on user and medical community input. Ongoing research and development is aimed at finding new ways to support caregivers and improve quality of life for patients worldwide.

Astra Tech headquarters are located in Mölndal, Sweden, with production facilities in Sweden and North America. The company is represented globally with marketing subsidiary presence in 21 countries and selected local distribution partners. Astra Tech has 2,200 employees worldwide.

About DENTSPLY
DENTSPLY designs, develops, manufactures and markets a broad range of professional dental products including dental implants, endodontic instruments and materials, orthodontic appliances, restorative materials, preventive materials and devices, and prosthetic materials and devices. The Company distributes its professional dental products in over 120 countries under some of the most well-established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the professional dental market.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

ENDS

22 June 2011

ITEM 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 June 2011, it purchased for cancellation 341,556 ordinary shares of AstraZeneca PLC at a price of 3037 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,370,421,312.

A C N Kemp
Company Secretary
23 June 2011

ITEM 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 June 2011, it purchased for cancellation 741,951 ordinary shares of AstraZeneca PLC at a price of 3029 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,369,679,361.

A C N Kemp
Company Secretary
24 June 2011

ITEM 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 June 2011, it purchased for cancellation 690,858 ordinary shares of AstraZeneca PLC at a price of 3052 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,368,996,661.

A C N Kemp
Company Secretary
27 June 2011

ITEM 24

BRISTOL MYERS SQUIBB AND ASTRAZENECA  ANNOUNCE  INVESTIGATIONAL
COMPOUND DAPAGLIFLOZIN SUSTAINED GLYCEMIC CONTROL AND WEIGHT
REDUCTION IN STUDY OF TYPE 2 DIABETES PATIENTS INADEQUATELY
CONTROLLED WITH METFORMIN

Bristol-Myers Squibb Company and AstraZeneca announced on June 25th results from an exploratory 78-week study extension of a Phase 3 clinical study that showed the investigational compound dapagliflozin plus metformin sustained greater mean reductions from baseline in blood sugar levels (glycosylated hemoglobin levels, or HbA1c) in patients with type 2 diabetes inadequately controlled with metformin alone, as compared to placebo plus metformin over 102 weeks. The reductions seen in the study ranged from -0.48 percent in patients receiving dapagliflozin 2.5mg plus metformin to -0.78 percent in patients receiving dapagliflozin 10 mg plus metformin, as compared to 0.02 percent in patients taking placebo plus metformin. Efficacy was evaluated only as an exploratory endpoint; the extension was primarily designed to assess safety. Adverse events, serious adverse events and adverse events leading to discontinuation reported in the study were balanced across treatment groups, with events suggestive of genital infections and urinary tract infections more common in the dapagliflozin groups. The results were presented today at the 71st American Diabetes Association Scientific Sessions.

In addition to sustained reductions in blood sugar levels, the 102-week study reported results from additional exploratory endpoints, including fasting plasma glucose (FPG) and mean change from baseline in body weight, which were both sustained at 102 weeks in patients with type 2 diabetes inadequately controlled with metformin alone as compared to placebo plus metformin.

Signs, symptoms and other reports suggestive of genital infections or urinary tract infections were more common in patients taking dapagliflozin added to metformin. These events were proactively monitored, with most patients responding to standard treatment. One event suggestive of a urinary tract infection led to discontinuation. Other commonly occurring adverse events included back pain, influenza, diarrhea, headache, nasopharyngitis, upper respiratory tract infection, renal impairment or failure and events of hypoglycemia. In addition, one patient treated with dapagliflozin 5 mg was diagnosed with transitional cell bladder cancer. One woman treated with 10 mg dapagliflozin was diagnosed with breast cancer.

“This study of dapagliflozin added to metformin over 102 weeks suggests that this drug has greater and sustained improvements in glycemic control and sustained reductions in body weight compared to placebo,” said Cliff Bailey, Professor of Clinical Science and Head of Diabetes Research at Aston University, Birmingham, UK. “This information adds to the body of dapagliflozin knowledge and could help the medical community better understand the SGLT2 inhibitor mechanism.”

The initial 24-week results for the study were presented during the 45th European Association for the Study of Diabetes (EASD) Annual Meeting in 2009. A New Drug Application (NDA) for dapagliflozin was accepted for review by the U.S. Food and Drug Administration (FDA) in March 2011 with a Prescription Drug User Fee Act (PDUFA) date set for October 28, 2011. In addition, a Marketing Authorisation Application (MAA) was validated by the European Medicines Agency (EMA) in January 2011. If approved, dapagliflozin -- an inhibitor of SGLT2, a target in the kidney -- would potentially be the first in a new class of insulin-independent, oral type 2 diabetes agents.

About the Study
This was a 24-week Phase 3, randomized, double-blind, placebo-controlled study with a 78-week extension. The primary endpoint at 24 weeks compared mean HbA1c change from baseline for each dapagliflozin treatment arm compared to placebo. The 78-week extension was designed to assess the safety of long-term treatment with dapagliflozin, as well as changes from baseline in HbA1c, FPG and weight over 102 weeks of treatment.

The study included 546 adults with type 2 diabetes (aged ≥ 18) whose HbA1c was between 7% and 10%. After a two-week lead-in phase, individuals were randomized to one of four treatment groups at the onset of the study: dapagliflozin 2.5 mg (n= 137), dapagliflozin 5 mg (n= 137), dapagliflozin 10 mg (n= 135), or placebo (n= 137). Patients in all arms also received at least 1,500 mg/d of metformin. Four hundred and eighty-three patients completed the initial 24-week study. Four hundred and seventy-six patients entered the 78-week extension period, and of these 339 patients completed the extension. The completion rate was lower for the placebo group (63.5%) than for the dapagliflozin groups (68.3% –79.8%).

More patients on placebo (23.5%) withdrew during the extension period for lack of efficacy compared to the dapagliflozin groups (13.3%, 13.9%, and 7.6% for dapagliflozin 2.5 mg, 5 mg, and 10 mg, respectively). The proportion of patients rescued or discontinued for failing to achieve glycemic targets was larger for the placebo group (83/137 [60.6%]) than for the dapagliflozin 2.5 mg (71/137 [51.8%]), dapagliflozin 5 mg (63/137 [46.0%]) and dapagliflozin 10 mg (57/135 [42.2%]) groups at week 102.

Study Results: Efficacy Findings
At the end of 102 weeks, change from baseline in HbA1c in patients receiving placebo plus metformin was 0.02 percent, compared to  -0.48 percent for patients receiving dapagliflozin 2.5 mg plus metformin, -0.58 percent for patients receiving dapagliflozin 5 mg plus metformin and -0.78 percent for patients receiving dapagliflozin 10 mg plus metformin.

The mean change from baseline in FPG at Week 102 in patients receiving placebo plus metformin was -10.4 mg/dL, compared to -19.3 mg/dL for patients receiving dapagliflozin 2.5 mg plus metformin, -24.5 mg/dL for patients receiving dapagliflozin 5 mg plus metformin and -26.4 mg/dL for patients receiving dapagliflozin 10 mg plus metformin.

The mean change from baseline in body weight at Week 102 in patients receiving placebo plus metformin was +1.36 kg, compared to  -1.10 kg for patients receiving dapagliflozin 2.5 mg plus metformin, -1.70 kg for patients receiving dapagliflozin 5 mg plus metformin and -1.74 kg for patients receiving dapagliflozin 10 mg plus metformin.

The adjusted percentage of patients receiving placebo plus metformin who achieved HbA1c of less than 7 percent at 102 weeks was 15.4 percent, compared to 20.7 percent for patients receiving dapagliflozin 2.5 mg plus metformin, 26.4 percent for patients receiving dapagliflozin 5 mg plus metformin and 31.5 percent for patients receiving dapagliflozin 10 mg plus metformin.

Study Results: Safety Findings
One hundred and eleven subjects per group (81.0% – 82.2%) reported at least one adverse event.

The rate of events suggestive of urinary tract infections for patients receiving placebo plus metformin was 8.0%, compared to 8.0% for patients receiving dapagliflozin 2.5 mg plus metformin, 8.8% for patients receiving dapagliflozin 5 mg plus metformin and 13.3% for patients receiving dapagliflozin 10 mg plus metformin.

The rate of events suggestive of genital infections for patients receiving placebo plus metformin was 5.1%, compared to 11.7% for patients receiving dapagliflozin 2.5 mg plus metformin, 14.6% for patients receiving dapagliflozin 5 mg plus metformin and 12.6% for patients receiving dapagliflozin 10 mg plus metformin.

Of patients treated with placebo plus metformin, 5.8%  experienced at least one hypoglycemic event, compared to 3.6% of patients receiving dapagliflozin 2.5 mg plus metformin, 5.1% of patients receiving dapagliflozin 5 mg plus metformin and 5.2% of patients receiving dapagliflozin 10 mg plus metformin. There were no major episodes of hypoglycemia.
Events of renal impairment or failure were reported in 1.5% of patients treated with placebo plus metformin, compared to 4.4% of patients receiving dapagliflozin 2.5 mg plus metformin, 2.9% of patients receiving dapagliflozin 5 mg plus metformin and 1.5% of patients receiving dapagliflozin 10 mg plus metformin.

One case of transitional cell bladder cancer was reported in the dapagliflozin 5 mg treatment group; none were reported in the placebo, dapagliflozin 2.5 mg or dapagliflozin 10 mg treatment groups. One case of breast cancer was reported in dapagliflozin 10 mg treatment group; none were reported in the placebo, dapagliflozin 2.5 mg or 5 mg groups.

Update on Malignancies in the Overall Dapagliflozin Safety Profile
 In the overall dapagliflozin clinical program, there was no overall imbalance in malignant tumors. However, there were imbalances in two tumor types in the dapagliflozin clinical trial program. Nine bladder cancers have been observed in 5,478 patients on dapagliflozin and one bladder cancer has been observed in 3,156 patients in control groups. Six of these 10 subjects had hematuria (blood in the urine) at baseline and five were diagnosed within a year after study start. Nine breast cancers have been observed in 2,223 women on dapagliflozin and one has been observed in 1,053 women in control groups. All were diagnosed within a year after study start.

In preclinical studies, dapagliflozin was not shown to be genotoxic or carcinogenic and the investigational agent has no known off-target pharmacology.  SGLT2 is not expressed in the breast or in the bladder.

These clinical and preclinical data have been shared with FDA and other health authorities and will be reviewed fully at the scheduled Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) on July 19, 2011.

NOTES TO EDITORS
About Type 2 Diabetes
In 2010, diabetes was estimated to affect nearly 300 million people aged 20-79 worldwide. Because of the aging population and the growing trend of obesity, the prevalence of diabetes is projected to reach nearly 440 million by 2030. Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic, progressive disease characterized by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated glucose levels. Over time, this sustained hyperglycemia contributes to worsening insulin resistance and further beta cell dysfunction. To date, treatments for type 2 diabetes have focused primarily on insulin-dependent mechanisms. Dapagliflozin acts independently of insulin.

Significant unmet needs exist as nearly half of treated patients remain uncontrolled on their current glucose-lowering regimen. Many patients with type 2 diabetes have additional co-morbidities (such as obesity) which may complicate glycemic control.

About SGLT2 Inhibition

The kidney plays an important role in glucose balance, normally filtering ~180g of glucose each day, with virtually all glucose being reabsorbed back into circulation. SGLT2 is the major sodium-glucose cotransporter in the kidney and is an insulin-independent pathway for the reabsorption of glucose back into the blood.

About the Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information about AstraZeneca in the U.S. or our AZ&Me Prescription Savings programs, please visit: www.astrazeneca-us.com or call 1-800-AZandMe (292-6363).

Bristol-Myers Squibb Forward-Looking Statement
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding product development. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that dapagliflozin will receive regulatory approval or, if approved, that it will become a commercially successful product. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb's business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb's Annual Report on Form 10-K for the year ended December 31, 2010, in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

AstraZeneca Forward-Looking Statement
The statements contained herein include forward-looking statements. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of the preparation of this press release and the Company undertakes no obligation to update these forward-looking statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those risk factors identified in the Company's Annual Report and Form 20-F Information 2010. Nothing contained herein should be construed as a profit forecast.

CONTACTS

Media Enquiries
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Investor Enquiries UK
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Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
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ENDS

27 June 2011

ITEM 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 June 2011, it purchased for cancellation 692,182 ordinary shares of AstraZeneca PLC at a price of 3022 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,368,320,786.

A C N Kemp
Company Secretary
28 June 2011

ITEM 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 June 2011, it purchased for cancellation 691,696 ordinary shares of AstraZeneca PLC at a price of 3034 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,367,639,847.

A C N Kemp
Company Secretary
29 June 2011

ITEM 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 June 2011, it purchased for cancellation 639,577 ordinary shares of AstraZeneca PLC at a price of 3083 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 May 2011 to 26 August 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,367,029,354.

A C N Kemp
Company Secretary
30 June 2011